Obtaining Control of Credit Suisse Large Cap Growth Class A

 As of April 30, 2007, State Street Bank & Trust Co Cust for the R/O IRA of Albert A Miller ("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of October 31, 2007, Shareholder owned 16,178.463 shares of the Fund, which represented 25.22% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund.